UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D) A (1) OR SECTION 13(E)(1) OF THE

SECURTIES EXCHANGES ACT OF 1934

(AMENDMENT NO. 4)

_____________________________

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Subject Company)

_______________________

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Class of Securities)

Erik L. Johnson, President and Chief Executive Officer

Transcontinental Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209

Telephone: 214-740-5030

This Amendment No. 4 to Schedule TO (this “Amendment”) amends portions of an original Statement on Schedule TO filed December 16, 2024 and Amendments 1, 2 and 3 thereto (the “Schedule TO”), by Transcontinental Realty Investors, Inc., a Nevada corporation (the “Offeror” or “TCI”) with respect to TCI’s offer to purchase up to 100,000 shares of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) at a purchase price of $18 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be withheld, upon the terms and conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase, as such may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed on behalf of the Offeror to reflect and disclose Shares tendered by the final Expiration Time of January 29, 2025 at 5 pm, New York City time, (the “Expiration Time”) and to add additional exhibits. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO as previously amended, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings as scribed to them in the Schedule TO.

ITEMS 1THROUGH 9; ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

On January 29, 2025, the Depositary advised TCI that as of 5:00 o’clock p.m., New York City time on January 29, 2025, at least 21,128 Shares had been tendered pursuant to the Offer and not withdrawn.

The Offer concluded at 5:00 p.m. local New York City time January 29, 2025. TCI has determined to purchase all 21,128 Shares tendered and waive any minimum condition requirement. Payment for Shares tendered is being made as promptly as possible by the Depositary. The 21,128 Shares tendered and being purchased by TCI represent only approximately 0.5196% of the 4,066,178 IOR Shares presently outstanding.

The full text of the announcement is attached as Exhibit (A) (5) (D) to this Amendment and is incorporated herein by reference.

ITEM 12 EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Designation	Document Description
(A)(5)(D)	Press Release of TCI dated January 30, 2025.
107	Revised Filing Fee Table

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 30, 2025

TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Erik L. Johnson
Erik L. Johnson, President and
Chief Executive Officer

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